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                                                                     Exhibit 3.4

                                                                           FILED

                                                              08 NOV 23 AM 10:01

                                                              SECRETARY OF STATE
                                                            TALLAHASSEE, FLORIDA

                   AMENDMENT TO THE ARTICLES OF INCORPORATION

                   OF TOUPS TECHNOLOGY LICENSING INCORPORATED

      Pursuant to Florida ss.607.1001 and ss.607.1004, the Shareholders now amend Articles of Incorporation of TOUPS TECHNOLOGY LICENSING INCORPORATED as follows:

      "Article III - Capital Stock is replaced in its entirety by the following:

                           ARTICLE III - CAPITAL STOCK

      This Corporation is authorized to issue 50,000,000 (fifty-million) shares of Common Stock having a par value of $0.001 (one, one-thousandth dollar) per share which shares shall be and hereby are designated as "Common Shares". Without action by the stockholders, any or all of the authorized shares may be issued by the Corporation from time to time for such consideration as may be fixed by the Board of Directors of this Corporation.

      This Corporation is authorized to issue 10,000,000 (ten-million) shares of Preferred Stock having a par value of $1.00 (one dollar) per share which shares shall be and hereby are designated as "Preferred Shares." Without action by the shareholders, any or all of the authorized Preferred Shares may be issued by the Corporation from time to time for such consideration as may be fixed by the Board of Directors of this Corporation.

      Each of the Common Shares shall have one vote on all matters coming before any meeting of the Shareholders or otherwise to be acted upon by Shareholders. No holder of any shares or shares of any class of capital stock of the Corporation shall have any preemptive right to subscribe for any shares of capital stock of any class of the Corporation now or hereafter authorized or for any security convertible into or carrying any optional rights to purchase or subscribe for any shares of capital stock of any class of the Corporation now or hereafter authorized.

      No provision of these Articles of Incorporation shall be deemed to deny to the Board of Directors the right, in its sole discretion, to grant to the holder of shares of any class of capital stock or any other securities of the Corporation now or hereafter authorized, at such prices and upon such other terms and conditions as the Board of Directors, in its sole discretion, may fix.

      Dividends respecting any shares of the Corporation's capital stock shall be payable only out of earnings or assets of the Corporation legally available for the payment of such dividends and only as and when declared by the Board of Directors.

      All remaining Articles of Incorporation of TOUPS TECHNOLOGY LICENSING INCORPORATED remain unchanged."

Adopted at a Meeting of Shareholders held October 20, 1998.
                                                  --

/s/ Mark C. Clancy
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Mark C. Clancy, Corporate Secretary                               Corporate Seal